December 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (703)766-3385

Mr. Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 310
Reston, Virginia 20191

Re:	Access National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-49929

Dear Mr. Clarke:

      We have reviewed your filings and have limited our review to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K filed March 31, 2005

Financial Statements as of and for the years ended December 31,
2004
and 2003

1. Please provide us with the assessed fair values and allocation of the purchase price for the August 2004 acquisition of United First Mortgage Corporation which resulted in your recording an extraordinary gain on acquisition of $330,000 (net of tax).
Please
include the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date per paragraph 51(e) of FAS 141. In your response, please also discuss how the purchase price was determined, including any unique facts and circumstances not otherwise apparent in your relevant filings. Please also include sufficient information in a textual format supporting your current accounting, as appropriate.


Note 10 - Derivatives, page 58, and Note 19 - Fair Value of
Financial
Instruments and Interest Rate Risk, page 65

2. Please provide us with the fair values of your derivative financial instruments and tell us how you determined those fair values, including details of the method(s) and significant assumptions used. Refer to paragraphs 10-15 of FAS 107. Please also provide these disclosures in future filings.


Item 9 - Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure, page 72

3. We note you had a change in your registered independent accounting firm for the audit of the fiscal year ended December 31, 2004.
Please tell us why you did not include the disclosures prescribed by
Item 304 of Regulation S-K in Item 9 of your 2004 Form 10-K.


* * * * *




 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


Sincerely,



      John P. Nolan
Accounting Branch Chief


Mr. Michael W. Clarke
Access National Corporation
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